SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)*


                                   ACCOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   00434 10 8
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                                 (CUSIP Number)


                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 20, 1998
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00434-10-8                    13D                    Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON                               Michael Luckwell

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS                                                      PF
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                     United Kingdom
________________________________________________________________________________

        NUMBER OF          7.       SOLE VOTING POWER                    778,750
          SHARES                    ____________________________________________
       BENEFICIALLY
         OWNED BY          8.       SHARED VOTING POWER
           EACH                     ____________________________________________
         REPORTING
          PERSON           9.       SOLE DISPOSITIVE POWER               778,750
           WITH                     ____________________________________________

                           10.      SHARED DISPOSITIVE POWER
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                                778,750
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             |_|
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.7%
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                             IN
________________________________________________________________________________

CUSIP No. 00434-10-8                    13D                    Page 3 of 6 Pages


ITEM 1.   SECURITY AND ISSUER.

      (a) Title of class of equity securities: Common Stock.

      (b) Name of Issuer: Accom, Inc.

      (c) Address of the principal executive office of the issuer:

          1490 O'Brien Drive
          Menlo Park, CA 94025

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) Name: Michael Luckwell.

      (b) Residence or business address:

          Luckwell Associates Ltd.
          26 Catherine Place
          London, SW1E 6HF

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Michael Luckwell has served as an executive and a director for several companies in the fields of: television and film production, television programming distribution, digital electronics, marketing services and leisure services. Currently, Mr. Luckwell is an investor for his own account primarily in the areas of media, leisure, digital electronics and property in the United States and the United Kingdom.

      (d) Michael Luckwell, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Michael Luckwell, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judg-

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CUSIP No. 00434-10-8                    13D                    Page 4 of 6 Pages


ment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship: United Kingdom.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Michael Luckwell used personal funds to purchase the securities reported on this Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      Michael Luckwell purchased the securities reported on this Schedule 13D for investment purposes. In the future, from time to time, Mr. Luckwell may purchase additional shares of Common Stock of the Issuer depending on the then prevailing market conditions and the price at which such Common Stock shares are traded in the open market or privately negotiated transactions. Mr. Luckwell has been advised by the Issuer that it has taken actions to amend the Issuer's Preferred Shares Rights Agreement, dated as of September 13, 1996, to permit
Mr. Luckwell to acquire up to 2,500,000 shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      According to the most recently available Form 10-Q of Accom, Inc., there are approximately 6,672,000 shares of Common Stock issued and outstanding.

      (a) Amount beneficially owned: 778,750

          Percent of class: 11.7%

      (b) The number of shares as to which Michael Luckwell has:

          (i) Sole power to vote or direct the vote: 778,750 shares;

          (ii) Shared power to vote or direct the vote: none;

          (iii) Sole power to dispose or direct the disposition of: 778,750 shares;

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CUSIP No. 00434-10-8                    13D                    Page 5 of 6 Pages


          (iv) Shared power to dispose or direct the disposition of: none.

      (c) Michael Luckwell has completed the following purchases of the Issuer's Common Stock within the past 60 days through his broker:

       Date of               Number of Shares
      Purchase               Of Common Stock           Price Per Share
      --------               ---------------           ---------------
       7/20/98                   315,750                   $0.410
       7/21/98                    42,500                   $0.435
       7/21/98                    10,000                   $0.445
       7/22/98                    10,000                   $0.445
       8/4/98                      5,000                   $0.425
       8/6/98                      4,000                   $0.435
       8/12/98                    15,000                   $0.435
       8/25/98                     4,000                   $0.435
       8/26/98                    15,000                   $0.435
       8/27/98                    40,000                   $0.435
       8/27/98                     5,000                   $0.435
       8/28/98                    90,000                   $0.435
       8/28/98                     5,000                   $0.435
       9/1/98                     30,000                   $0.435
       9/2/98                     10,000                   $0.435
       9/8/98                     65,000                   $0.435


      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      None.

CUSIP No. 00434-10-8                    13D                    Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated as of September 9, 1998.


                                                  /s/ Michael Luckwell
                                        ----------------------------------------
                                                     Michael Luckwell